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May 12, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      QualMark Corporation
         Request for Withdrawal of Form SB-2/A

Ladies and Gentlemen:

On behalf of QualMark Corporation (the "Company") and pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby make application to the Securities and Exchange Commission (the "Commission") to withdraw our Form SB-2/A filed on April 28, 2005 due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment to the Company's registration statement which became effective on June 19, 2002.

The Company's registration statement on Form SB-2/A was transmitted to and accepted by the Commission on April 28, 2005 inadvertently using the wrong EDGAR form type, "SB-2/A" rather than "SB-2/A POSAM". The accession number for the filing is 0000950134-05-008366. No securities were sold in connection with this registration statement.

The Company intends to re-file its registration statement on Form SB-2/A POSAM with the Commission under the correct EDGAR form type later today.

Please call me with any questions at 303-876-0623.

Respectfully,

/s/ Anthony A. Scalese

Chief Financial and Principal Accounting Officer